Exhibit (d)(3)

Amendment No. 1 to Non-Disclosure Agreement

Reference is made to that certain non-disclosure agreement (the “NDA”), dated as of August 31, 2021, by and between PFSweb, Inc. (“PFSweb”) and GXO Logistics, Inc. (“Recipient”). Capitalized terms that are used but not otherwise defined herein shall have the meaning ascribed to such terms in the NDA. The Parties hereby agree to amend the NDA as follows:

The duration of the non-solicit set forth in Section 6 shall be deleted in its entirety and replaced with the following: “Until December 31, 2023, you and your Affiliates shall not, directly or indirectly:” All other terms in Section 6 shall remain unamended.

The duration of the standstill obligation set forth in Section 9 shall be deleted in its entirety and replaced with the following: “Until December 31, 2023, you shall not ....“ All other terms in Section 9 shall remain unamended.

The section related to the duration of the NDA set forth in Section 15 shall be deleted in its entirety and replaced with the following:

“The terms, conditions, and undertakings set forth in or arising out of this NDA shall terminate, and shall be of no further force and effect, on and after the earlier of (a) December 31, 2023, or (b) the date of consummation of the Transaction between the Parties or their affiliates.

In witness whereof, PFSweb and Recipient have executed this amendment as of April 28, 2023.

PFSweb, Inc.

By:	/s/ Melanie Klint
Name:	Melanie Klint
Title:	VP, General Counsel & Secretary

GXO Logistics, Inc.

By:	/s/ Paul Blanchett
Name:	Paul Blanchett
Title:	Chief Accounting Officer